August 10th, 2009

Filed Via Edgar
Mr. Jeffrey Gordon
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E., Stop 7010
Washington, D.C. 20549-7010

RE:	Form 8-K Item 4.01 filed May 20, 2009
File #0-28025

Dear Mr. Gordon:

This letter is in response to your letter dated August 5th, 2009 and should be read in conjunction with our prior response, dated July 20, 2009. Below we have noted the Staff’s comments in bold face type and our responses in regular type. The numbering corresponds to the comment numbers in the Staff’s letter.

1. We have reviewed your response to prior comment 2. As disclosed in your Form 8-K filed on May 20, 2009, management concluded that your internal controls over financial reporting were not effective as of December 31, 2007 and December 31, 2008. This is viewed as a reportable event per Item 304(a)(1)(v) of Regulation S-K. As such, please provide us with any letter or written communication to and from the former accountants regarding any reportable events to management or to the Audit Committee.

The Company did not receive any letter or written communication to and from the former accountants regarding any reportable events to management or to the Audit Committee, including any letter or written communication “adv[ing] the registrant that the internal controls necessary for the registrant to develop reliable financial statements do not exist.” The Company did orally discuss with the former accountants the effectiveness of the Company’s internal controls over financial reporting, and management’s conclusion that the Company’s internal controls over financial reporting were not effective was based on, among other things, such oral discussions.

Attached is the Audit Committee Report for the year ended December 31, 2008 prepared by the former accountants for the meeting of the Company’ audit committee held on May 15, 2009 at which the annual audit of the Company’s financial statements was discussed (note that the internal control issues identified by the former accountant (and alluded to on page 13 of the Report) were not sent to the audit committee). We also attach the list of the required accounting adjustments resulting from the audit of the 2008 financial statements that was an exhibit to the enclosed Audit Committee presentation and was sent with our May 20, 2009 response.

Also attached for disclosure purposes is an audit letter received by the Company from the former accountants in relation to the audit for the year ended December 31, 2007 relating to, among other things, the Company’s internal controls (letter was received unsigned). No comparable letter was received with respect to the year ended December 31, 2008.

Please let us know if you have any questions.

Very truly yours, /s/ Asi Shalgi —————————————— Asi Shalgi President and Chief Executive Officer Global Energy Inc.

Moshe Aviv Tower, 38th floor
7 Jabotinski Street, POBox 141, Ramat Gan 52520 Israel
Tel: +972 77 202 5444, Fax: +972 77 202 5445, Fax: +1 815 572 0425
www.global-nrg.biz

March 23, 2007

Dear Sirs,

Re:	Audit letter in relation to the audit of the accounts of Global Energy Inc. (hereafter – the Company) for the year ended December 31, 2007

Having completed our audit of the financial statements for the year ended December 31, 2007, we hereby present to you our comments concerning the internal control system, and our recommendations for its improvement.

Our examination of the accounting records and their supporting documentation was carried out using methods and to the extent that we deemed appropriate in order to dispatch this letter on the audit of the financial statements. By their nature, such methods are not intended to reveal all deficiencies in the internal control system or other irregularities, if such exist.

Since the comments and findings included with this letter arose as a by-product of our audit of the financial statements, aspects pertaining to our recommendations, e.g. cost-benefit analysis etc., have not been fully considered; these considerations are the responsibility of the company’s management. Thus, we recognize that, following their full consideration, it may not be practicable to implement some of our proposals and recommendations. In view of their nature, our comments have been limited to noting deficiencies and suggesting improvements to procedures, and do not relate to the positive aspects of the working procedures.

We wish to thank all the people with whom we have been in contact during the audit for their cooperation and assistance.

We would be glad to assist you with any further explanations that may be required.

Yours sincerely,

Kesselman & Kesselman
Certified Public Accountants

cc:

1.	Material required for audit purposes, and the planned timetable

As part of the procedures with respect to the audit of the financial statements, we sent the Company a list of the documents we required for the purposes of our audit. Not all the documentation required by us had been prepared in accordance with the pre-arranged timetable, a matter which occasioned delays to our own audit timetable. We would mention that the timetable for the completion of the audit this year was extremely tight, and the fact that some of the material required was not readily available adversely affected the flow of our audit procedures.

2.	Controls over the company’s financial records and bookkeeping

After performing the 2007 year end audit, PwC noted the following deficiencies concerning controls over the company’s financial records and bookkeeping:

a.	PwC noted that the following journal entries that were booked in the financial records were not accurate:

i.	The accrual for Irit Arbel in the amount of 67K NIS was booked in the trail balance which is in USD.

ii.	The year end bank balance was not reconciled to the bank statement.

iii.	There are two accounts to the same vendor, one debit and one credit.

b.	PwC noted the following deficiencies concerning salary:

i.	The balances of vacation days usually presented on the monthly pay slip, for Asi Shalgi and Moshe Zagori the total balance presented was matched the actual.

ii.	Niv Carmi that was terminated in December 2007, received salary for January 2008.

iii.	Employee that worked only one month during 2007 received his salary over several months that might cause a mistake in the tax calculation.

c.	Account balances in the bookkeeping are not organized in a numerical order and it is very difficult to trace journal entries.

Our recommendations:

—	The company’s bookkeeping must be conducted under strict supervision by the CFO and to establish strict internal control procedures in order to monitor both the bookkeeping and the salary system.

—	To update periodically the finance department regarding any changes that can affect the bookkeeping.

—	The bookkeeper is working only in the financial department should work full time, and his responsibilities should expand and defined.

—	To rearranged the bookkeeping accounts by identified groups and by using account numbers.

3.	Controls procedures regarding management of petty cash and cash in hand

Petty cash and cash in hand – is being held by the company’s employees (Asi, Yannai and Tina), and was not counted at 31.12.07.

Our recommendations:

Although these amounts are immaterial we recommend to perform the counting and to match it the books.

4.	The filling of S-1 on 4/3/08

PwC reviewed the draft of S-1 before the filing in the SEC reporting system; the focus was on the accuracy and the consistency of the financial information compare to other financial reports that were filed in the past. PwC noted that the following items were not accurate:

—	The draft did not include fees earned or paid in cash for Directors in 2007.

—	The amendment to the CFO contract was not included in the draft and in addition the Company did not file 8-K when the amendment was signed.

Implications:

All filings to the public must be accurate and include the information required under SEC rules.

Our recommendations:

The report must be prepared and reviewed by different persons, in case the Company’s legal counsel is preparing this report, the reviewer – usually the CFO – must review and agree all the reported information closely by comparing it to the reported information in prior filings and to new information available.

The Company agreed with these comments and corrected the S-1.

5.	Draft of Financial Statements

The draft of the financial statements received from the Company was missing two key notes: Convertible debentures and warrants, Minority interest also noted that the following notes did not contain the disclosures that are required according to US GAAP: note 1 “Significant accounting policies”, Note 11 “Net loss per share”, our recommendation is to invest additional effort in the preparation of the financial statements according to US GAAP.

Global Energy Inc. Audit Committee Report
for the year ended December 31, 2008

Our responsibility is to express an opinion on the
Company’s consolidated financial statements.  We
conducted our audits in accordance with the standards
of the Public Company Accounting Oversight Board
(PCAOB).  Those standards require that we plan and
perform the audits to obtain reasonable rather than
absolute assurance about whether the financial
statements are free of material misstatement, whether
caused by error or fraud.  Accordingly, a material
misstatement may remain undetected.  An audit is not
designed to detect error or fraud that is immaterial to the
financial statements.

Auditor’s responsibility under
Generally Accepted Auditing
Standards

Our response

Matter to be communicated

Global Energy Inc.
Required communications to the audit committee
For year ended December 31, 2008

We are responsible for ensuring that the Audit Committee
is informed of the initial selection of and changes in
significant accounting policies or their application.  We are also responsible for informing the Audit Committee of
significant unusual transactions and the effect of
significant policies in controversial or emerging areas for
which there is a lack of authoritative guidance or
consensus.

Significant accounting
policies, including critical
accounting policies and
alternative treatments within
generally accepted
accounting principles and
the auditor’s judgement
about the quality of
accounting principles

Our response

Matter to be
communicated

Global Energy Inc.
Required communications to the audit committee
For year ended December 31, 2008

.

The Company’s significant accounting policies are
summarized in Note 1 to the Company’s 2008 consolidated
financial statements draft. We have summarized below the
selected significant accounting policies:

1.

The consolidated financial statements include the accounts
of the Company and its subsidiaries, and the accounts of
the 50% owned entity which according to FIN 46R is a
variable interest entity and the Company is the primary
beneficiary. Intercompany balances and transactions have
been eliminated upon consolidation.

Significant accounting
policies, including critical
accounting policies and
alternative treatments
within generally accepted
accounting principles and
the auditor’s judgement
about the quality of
accounting principles

Our response

Matter to be
communicated

Global Energy Inc.
Required communications to the audit committee
For year ended December 31, 2008

2.

The Company has adopted FAS 133, as amended, which establishes accounting and reporting standards for derivatives, including certain derivatives embedded in other contracts, and for hedging activities. Under FAS 133, all
derivatives are recognized on the balance sheet at their fair value. On the date that the Company enters into a derivative contract, it designates the derivative, for accounting
purposes, as: (1) hedging instrument, or (2) non-hedging
instrument. Any changes in fair value are to be reflected as current gains or losses or other comprehensive gains or
losses, depending upon whether the derivative is designated
as a hedge and what type of hedging relationship exists.
Changes in fair value of

Significant accounting
policies, including critical
accounting policies and
alternative treatments
within generally
accepted accounting
principles and the
auditor’s judgement
about the quality of
accounting principles

Our response

Matter to be
communicated

Global Energy Inc.
Required communications to the audit committee
For year ended December 31, 2008

non-hedging instruments are carried to “financial expenses-
net” on a current basis. To date, the Company did not have
any contracts that qualify for hedge accounting under FAS
133.

The Company entered into convertible debentures agreement in which a derivative instrument is “embedded”. Embedded
derivative is separated from the host contract and carried at fair value when (1) the embedded derivative possesses
economic characteristics that are not clearly and closely
related to the economic characteristics of the host contract and (2) a separate, stand-alone instrument with the same
terms would qualify as a derivative instrument.

Significant accounting
policies, including
critical accounting
policies and alternative
treatments within
generally accepted
accounting principles
and the auditor’s
judgement about the
quality of accounting
principles

Our response

Matter to be
communicated

Global Energy Inc.
Required communications to the audit committee
For year ended December 31, 2008

3.

The Company implements Statement of Financial Accounting
Standards No. 123 (revised 2004) “Share-based Payment”
(“FAS 123(R)”). FAS 123(R) requires awards classified as
equity awards be accounted for using the grant-date fair value method. The fair value of share-based payment transactions is recognized as expense over the requisite service period, net of estimated forfeitures. The Company recognizes compensation
cost for an award with only service conditions that has a
graded
vesting schedule using the accelerated method based on
multiple options awarded approach.

Significant accounting
policies, including
critical accounting
policies and alternative
treatments within
generally accepted
accounting principles
and the auditor’s
judgement about the
quality of accounting
principles

Our response

Matter to be
communicated

Global Energy Inc.
Required communications to the audit committee
For year ended December 31, 2008

The Company accounts for equity instruments issued to third
party service providers (non-employees) in accordance with
the fair value based on an option-pricing model, pursuant to the guidance in EITF 96-18 “Accounting for Equity Instruments
That Are Issued to Other Than Employees for Acquiring, or in
Conjunction with Selling Goods or Services”. The fair value of the options granted is revalued over the related service
periods and recognized over the vesting period

Significant accounting
policies, including
critical accounting
policies and alternative
treatments within
generally accepted
accounting principles
and the auditor’s
judgement about the
quality of accounting
principles

Our response

Matter to be
communicated

Global Energy Inc.
Required communications to the audit committee
For year ended December 31, 2008

The preparation of the financial statements in
conformity with generally accepted accounting
principles ("GAAP"), requires management to make
estimates and assumptions that affect the reported
amounts of assets and liabilities and disclosure of
contingent assets and liabilities at the dates of the
financial statements and the reported amounts of
revenues and expenses during the reporting years.
Those estimates are normally based on management
knowledge and experience about past and current
events and on assumption on future events. Actual
results could differ from those estimates.

Management judgments and
accounting estimates

Our response

Matter to be communicated

Global Energy Inc.
Required communications to the audit committee
For year ended December 31, 2008

There were audit adjustments arising from the audit preformed. For the list of audit adjustments refer to appendix A. All adjustments above determined materiality level were booked in the financial statements .

Audit adjustments

There were no disagreements with management concerning the
Company's consolidated financial statements or our report.

Disagreements
with management

Our response

Matter to be
communicated

Global Energy Inc.
Required communications to the audit committee
For year ended December 31, 2008

The Company has net losses for the period from inception (January 5,
2005) through December 31, 2008 of approximately $6.6 millions, as well as negative cash flow from operating activities. Presently, the company does not have sufficient cash resources to meet its
requirements in the twelve months following January 1, 2009. These factors raise substantial doubt about the company's ability to continue as a going concern. Accordingly, we have included an explanatory paragraph (following the opinion paragraph) in our audit report to reflect our conclusion. Management anticipates to be able to finance the Company's future activities through fund raising in the public or private equity markets.

Material
uncertainties
related to events
and conditions,
specifically going
concern issues

Our response

Matter to be
communicated

Global Energy Inc.
Required communications to the audit committee
For year ended December 31, 2008

Management has advised us that it has not relied on
consultations with other accounting firms regarding any
significant accounting matters in the year 2008.

Consultation with other
accountants

In our judgment, we received the full cooperation of the
Company’s management and had unrestricted access to
information needed in performing our audit.

Difficulties encountered in
performing the audit

No significant issues were discussed, or subject to
correspondence with management prior to retention
except for our request from management to improve the
internal control over financial reproting. Management
hired a Certified Public Accountant for this purpose.

Major issues discussed with
management prior to
retention

Our response

Matter to be
communicated

Global Energy Inc.
Required communications to the audit committee
For year ended December 31, 2008

In planning and performing our audit, we considered the
Company’s internal control in order to determine our
auditing procedures for the purpose of expressing our
opinion on the financial statements and not to provide
assurance on internal control.
The issues identified will be sent to the audit committee
separately.

Deficiencies in internal control

Our response

Matter to be
communicated

Global Energy Inc.
Required communications to the audit committee
For year ended December 31, 2008

Our responsibility with respect to other information in
documents containing audited financial statements is to read the information and consider whether the information or the
manner of its presentation is materially inconsistent with
information appearing in the basic financial statements.
We have reviewed the Company’s registration form 10-K.
Based on our reading, we noted no instances of inconsistent
content or presentation or material misstatement of fact.

Other information in
documents containing
audited financial information

We are not aware of any significant risks or exposures that
could materially affect the consolidated financial statements, which are not disclosed in the financial statements.

Potential effect on the
financial statements
of any significant risks and
exposures

Our response

Matter to be
communicated

Global Energy Inc.
Required communications to the audit committee
For year ended December 31, 2008

We issued our PCAOB Rule 3526 letter to the Audit Committee
on February 24, 2009.  We are not aware of any relationships between our Firm and the Company that, in our professional
judgment, may reasonably be thought to bear on our
independence which have occurred since February 24, 2009,
the date of our previous communication provided to the Audit
Committee.

Independence

No irregularities, fraud or illegal acts involving senior
management, or that would cause a material misstatement of
the consolidated financial statements, came to our attention as a result of our auditing procedures.

Fraud and illegal acts

Our response

Matter to be
communicated

Global Energy Inc.
Required communications to the audit committee
For year ended December 31, 2008

Global Energy Inc.
Required communications to the audit committee
For year ended December 31, 2008

We confirm our understanding that, in carrying out the various phases of our audit we are acting on the appointment of the
Audit Committee of the Company. We reaffirm our awareness
of our responsibility to call to the attention of the Audit
Committee, any accounting, auditing, internal control or other related matters that we believe warrant consideration or action.

Access to the Audit
Committee

Company’s management is informed of the timetable.
The Company started a SOX compliance project. We are
unaware if the project was continued.

Implementation of the
Sarbanes-Oxley act.

Our response

Matter to be
communicated

Management representation letter

Engagement letter

Independence letter

Other material written
communications

Our response

Matter to be communicated

Global Energy Inc.
Required communications to the audit committee
For year ended December 31, 2008

Independence

PCAOB Rule 3526, “Communication with Audit Committees Concerning Independence”, requires that, at least annually, the auditor:

—	disclose to the audit committee in writing, all relationships between the auditor and the Company that, in the auditor’s professional judgment, may reasonable be thought to bear on the auditor’s independence

—	confirm, in his professional judgment, that the firm's independent is in compliance with Rule 3520, Auditor Independence

—	Discuss the auditor's independence with the audit committee

18

Independence

Prohibited non-audit services

—	Bookkeeping or other services related to the accounting records or financial statements.

—	Financial information systems design and implementation.

—	Appraisal or valuation services, fairness opinions, or contribution-in-kind reports.

—	Actuarial advisory services.

—	Internal audit outsourcing services that relate to the audit client’s internal accounting controls.

—	Management functions, Human Resource services, Legal services.

—	Custody of assets, Broker or dealer, investment adviser, or investment banking services.
19

Independence

Prohibited non-audit services (Continued)

—	Expert services unrelated to the audit.

—	Employment of ex-PwC partners and staff.

—	Proprietary tax schemes.

—	Contingent fees.

20

Fee summary

Fees

—	Based on the 2008 Engagement Letter that relates to 2008 annual report and interim reports for the periods ended on March 31, June 30 and September 30, 2008, the estimated Audit Fee is $75,000.

21

Global Energy Inc.
Adjustments to close the books at Dec 31, 2008
All data in US dollars

	Accounts
Reason for adjustment	Debit	Credit	Amount	Impact on Pre-Tax net loss	Does the entry relate to prior periods	Explanation of timing
Classification	Minority Interest shareholders	Minority Interest	18,000	0	No	This is only to correct the presentation at the balance sheet date
Conversion of debentures	Debentures convertible into shares	Equity	25,000	0	No	Conversion occurred in Q4 2008
Implementation of SFAS No. 133 - by an independent expert	Financial expenses	Debentures convertible into shares	1,516,000	1,516,000	No	Adjustment to fair value at Dec 31, 2008 based on an expert calculation
Exchange rate related to revaluation of a short term deposit.	Financial expenses	Short term deposits	1,722	1,722	No	Adjustment of ending balance per exchange rate at Dec 31, 2008
Updating the provision for audit expenses for Q4 2009	Audit expenses	Accrued Expenses	59,000	59,000	No	Adjustment of accrued audit expense for Dec 31, 2008 audit
Updating the provision for legal expenses for Q4 2009	Legal expenses	Accrued Expenses	22,810	22,810	No	Adjustment of accrued legal for services rendered in Q4 2008
Cancellation of excess provision to an consultant	Accrued Expenses	General and administrative expenses	14,000	(14,000)	No	Correction of accrual for services rendered in Q4 2008
Cancellation of excess provision to an consultant	Accrued Expenses	General and administrative expenses	15,000	(15,000)	No	Correction of accrual for services rendered in Q4 2008
Updating the accumulated interest of a short term loan.	Financial expenses	Short term loans	4,500	4,500	No	To record interest for Q4 2008
Share based compensation expenses - correction of Q4 expenses	APIC	Share based compensation expenses	89,256	(89,256)	No	Correction of Q4 2008 share compensation
				1,485,776